MPT Medical Properties Trust

[due] DILIGE







2005 ANNUAL REPORT



Financial [HIGHLIGHTS]

building trust

From zero assets in 2003 to more than $500 million in assets at the end of 2005, Medical Properties Trust, Inc. remains squarely on target with its plans announced at formation. Guiding the company's phenomenal growth is this group of senior executives with long experience in both healthcare real estate and healthcare operations. From

Creating Opportunities in the healthcare sector

Medical Properties Trust is building a successful company that pays attractive dividends to our shareholders and at the same time creates opportunities to participate in the growth of the healthcare industry, the largest segment of the United States economy. In 2005, we continued to add to our portfolio of hospital real estate and established a record of increasing dividends.



Value of
Closed Transactions
[In Millions]
269.6
175.6
241.6
177.6
261.8
197.9
364.1
236.1
442.0
240.5
516.9
379.4
3Q '04
4Q '04
1Q '05
2Q '05
3Q '05
4Q '05

Income Producing Investments & Development Projects
Income Producing Investments



Total Revenue
Per Quarter
[In Millions]
5.0
+16.2%
5.9
+10.7%
6.5
+11.7%
7.2
+13.3%
8.2
+17.3%
9.6
3Q '04
4Q '04
1Q '05
2Q '05
3Q '05
4Q '05



Funds From Operations
Per Quarter
[In Millions]
3.6
+14.9%
4.1
+8.3%
4.4
+20.7%
5.4
+20%
6.4
+22.3%
7.8
3Q '04
4Q '04
1Q '05
2Q '05
3Q '05
4Q '05

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period from Inception (August 27, 2003) to December 31, 2003
Total assets - at cost	$501,173,546	$306,506,063	$ 468,133
Total revenue	$ 31,549,199	$ 10,893,459	—
Net income (loss)	$ 19,640,347	$ 4,576,349	$(1,023,276)
Funds from operations	$ 24,044,708	$ 6,054,819	$(1,023,276)

Per Share Amounts			
Net income (loss)	$ 0.61	$ 0.24	$ (0.63)
Funds from operations	$ 0.74	$ 0.31	$ (0.63)
Dividends declared	$ 0.62	$ 0.21	—

DOING WHAT WE SAY

Dear Fellow Shareholders,

2005 marked our first full calendar year of operations after our initial equity offering in April 2004. For the second straight year, we have successfully continued to do what we said we would do. This is true not only for our investors, but also for our customers. Although sometimes events beyond our control may require us to change our plans, we work hard to anticipate such challenges and keep them to a minimum. Through the first quarter of 2006, we have been able to deliver consistently positive results for both our investors and our customers.

Medical Properties Trust, Inc. continues to experience tremendous growth. On December 31, 2003, we had almost zero assets and, on December 31, 2004, we had $306.5 million in assets. By December 31, 2005, our assets had grown to $501.2 million, representing a remarkable 63.5 percent increase over the previous year end.

We have declared a dividend every quarter since the first full quarter following our initial equity funding. For the fourth quarter of 2005, we declared a dividend of $0.18 per share. For the first quarter of 2006, we declared a dividend of $0.21 per share, a 17 percent increase over the previous quarter. Based on our current schedule for development projects and our projected pipeline of existing projects, we expect to continue to raise our dividends in 2006.



One of our goals from the start has been to maintain a diversified portfolio of properties by geography, by type (within the hospital sector) and by operator. Since our inception, we have established good diversity by geography and type. However, our original six properties were all operated by a single well-qualified operator, Vibra Healthcare. Since making those initial investments in Vibra facilities, we have been very successful in diversifying our properties among other operators. Even if we were not to acquire any new properties in 2006, but merely were to have the three development properties come on line in the fourth quarter, together with the acquisitions we made in 2004 and 2005, Vibra would represent approximately 41 percent of our total revenue by December 31, 2006.

On the customer side, we go to great lengths to remind MPT personnel that our acquisitions are different from the typical real estate acquisition. Our transactions are long-term triple net leased, primarily sale / leasebacks to experienced operators. When we make an acquisition, we in effect are entering into a long-term partnership. It is important that our customers realize from our words and our actions on the front end, that we do what we say we are going to do. In order for our transactions to be successful, they truly have to be win/win scenarios for us, the landlord, and for the seller, our tenant. To date, we have been very successful in entering into great long-term partnerships with our sellers. This allows us to have smooth working relationships and provides us with sources of referrals and repeat business. This mindset is a tremendous asset for our investors as well.








[WE WILL DO]

During 2005, we also enhanced our greatest asset, our personnel, as we filled four key positions in acquisitions, accounting and investor relations. We have grown from our original four founders to a staff of twenty that functions well as a strong team. We all wear many different hats to get each job done promptly and professionally – to MPT's exacting standards.

As in our earliest days, MPT continues to be made up primarily of people who came out of the hospital industry, which is a great benefit for our investors and customers alike. Obviously, when you are purchasing special purpose real estate such as a hospital, you need to understand the operations of that facility. Our healthcare knowledge has always been very helpful to our customers. With our knowledge we are able to understand our customers' needs better than their traditional capital source.

In less than 24 months, we have grown from essentially zero assets to more than $501.2 million. We have increased our FFO 297 percent over the last year. We have increased our dividends, which are paid from cash flow, by 91 percent since December 31, 2004. We have built a diversified portfolio that looks like the one we planned when we did our first equity offering two years ago.

In short, we have been diligent in building this company for our investors exactly as we promised to build it – by always doing what we say we will do – and we look forward to much more continued success.

Edward K. Aldag, Jr.
Chairman, President & CEO

[keeping our word]

To create a very special ALLIANCE

Patients from as far away as Australia are making their way 350 miles southwest of Dallas to a town that's small by Texas standards (population just over 100,000), yet looming large in its vision of what 21st Century healthcare should be. Since opening in June 2003, Alliance Hospital of Odessa has performed cutting-edge, minimally invasive surgeries that are resulting in better patient outcomes and shorter hospital stays.

The not-quite-three-year-old acute care hospital has already received national accolades from HealthGrades, an independent healthcare ratings company, whose 2005 study ranked Alliance Hospital among the very best hospitals in Texas for cardiology. The hospital achieved five-star ratings for the treatment of both heart attack and heart failure.

In August, the cardiovascular team at Alliance performed the world's first surgery combining coronary artery bypass graft surgery with a coronary angioplasty/stent placement in the same operating room. Using robotic assistance, the doctors performed the bypass surgery through four, fingertip-size incisions. Then, the same te[illegible] immediately accomplished the angioplasty and stent placement through a single small hole in the groin area. Just two days [illegible]





Such advanced procedures would not have been possible if the doctors in Odessa had not demanded better facilities and state-of-the-art robotic equipment. Determined to be part of a hospital dedicated solely to medical excellence and outstanding patient care, more than 60 doctors banded together and invested their own money to get Alliance Hospital off the ground. Fifteen months after opening, the doctor group approached Medical Properties Trust for the financing that the hospital needed to remain viable for the long term.

"We first heard about Medical Properties Trust from a fellow physician in California whose hospital had had a very good experience with MPT," said Dr. Jayaram Naidu, an internist and cardiologist, and one of the founding general partners. "Based on the extensive healthcare background of Ed Aldag and his team, it was easy for the people from Medical Properties Trust to understand what we are doing – and they liked what they saw. Other funding sources simply didn't have the same healthcare focus and expertise."

Another founding partner, Dr. Steven Riley, who serves as president of Alliance's governing board, was also impressed with the team that MPT brought to the due diligence process before deciding to invest in the leading edge hospital. "They came in as a strong team and Tom Schultz did a very good job of coordinating the effort and in establishing a good comfort level between us," Dr. Riley said. "And since they funded the $40 million transaction in late 2005, the MPT team has been here virtually every month assisting us in improving our financial operations."



National accolades: *In operation less than three years, Alliance Hospital of Odessa already ranks among the best hospitals in Texas for cardiology. A 2005 independent study by HealthGrades awarded the hospital five-star ratings for the treatment of both heart attack and heart failure.*

"Unlike the other investment sources that were simply looking to refinance Alliance and then leave us alone, Medical Properties Trust is actually coming out frequently and being proactive with their investment. I think it's fair to say MPT has established a real partnership with us. They are willing to work with us and lend us their expertise gained from their experience with hospitals across the country. And they are helping us avoid potential problems by solving them before they become problems."

"The people at Medical Properties Trust did exactly what they said they would do. They really take a lot of pride in living up to what they say, and that makes us all feel very comfortable in having MPT as our partner."

Pioneers on the LEADING EDGE

For a hundred years, Bloomington, Indiana was a one-hospital town – and it showed. According to market studies and a newspaper survey, the residents of Monroe County were ready for some healthy competition – to improve medical services and eliminate long waits in the area's only emergency room.

"A group of physicians including myself thought it was time to start another hospital and raise the bar," said Dan Grossman, M.D., an opthalmologist and eye surgeon. His partner in surgery, Dr. Kamal Tiwari, an anesthesiologist, became his chief partner in the new hospital initiative because he was convinced Dr. Grossman was the right person to lead such an enterprise.

"Dr. Grossman has been a pioneer," said Dr. Tiwari. "In the 1980's, he conceived ideas of medical services being delivered efficiently in outpatient settings. And while others were just beginning to think about it, he built an outpatient surgery center for himself and operated it in a first-class manner."

Dr. Tiwari can lay claim to some pioneering of his own. A graduate of the elite Indian Institute of Technology's engineering school in his native India, he earned a master's in aerospace engineering at Case Western Reserve University in Ohio before entering the biomedical program there. While conducting animal research, he got so interested in anesthesiology that he decided to attend the Medical College of Ohio. Armed with multiple advanced degrees, he finished his training in record time [illegible]



BSC



OF SERVICE]

He then earned board certifications in two specialties, anesthesia and pain management, before moving to Bloomington so his wife could pursue an MBA at Indiana University. But the only hospital in town didn't seem to need his services. So he started a pain management clinic, and worked harder than ever.

By drawing on an extraordinary background and through dogged determination, Dr. Tiwari was able to flourish, building clinic after clinic and attracting others. Today, more than 50 professionals work under his leadership at Pain Management Center of Southern Indiana, including doctors, anesthesiologists, nurse anesthetists and nurse practitioners.

It's a great American story, and now he's on a mission with Dr. Grossman and 30 other investor-physicians to improve American healthcare, starting in the city that once didn't have room for his practice. "Monroe Hospital was conceived to meet a need in the community – a need for service. The vision that we share is for a patient-oriented hospital with tremendous sensitivity to service, innovation and integrity. We want to be a technology-driven hospital for patients and physicians alike, a for-profit organization managed for efficiency, and one that invests in great people – people who are passionately dedicated to what they do."

In addition to such passion, Monroe Hospital needed an infusion of capital – approximately $30 million worth. And that's where Medical Properties Trust came in. "MPT has positioned itself to find these opportunities, and has done a good job in looking at the need in the community," Dr. Tiwari explained. "They went through a very extensive evaluation, probing the market and the need that exists here..."

"If we had gone to a non-medical REIT, we would have been trying to tell our story and non-medical people might not have understood. But MPT understands the medical market...They were prompt in recognizing our need, and quick to respond to our request. They made this whole thing possible."

"Companies like MPT have a special place in our society and our economy," Dr. Tiwari added, "because they are stepping up and making these much-needed, patient-and-doctor-oriented hospitals of the future both possible and successful."



Think five-star hospitality [and you've got] NORTH CYPRESS

"My pleasure."

"Certainly, sir."

"At your service."

Don't be surprised if these phrases become routine around North Cypress Medical Center in northwest Houston when it opens later this year. And don't be surprised to feel more like an honored gues at a five-star hotel than a patient in a hospital, albeit a very modern hospital. Because you're likely to feel honored as both.

At North Cypress, all the rooms will be private, all equipped with fla screen televisions and internet data ports. And old notions abou "hospital food" will melt away when a kitchen staff dedicated to cre ating meals that melt in your mouth delivers 24-hour room service

Robert A. Behar, M.D., a radiation oncologist, is Chairman of the Board of a group, comprised mainly of 82 Houston physicians, that has invested in the new hospital with the goal of taking patient care to a whole new level. According to Dr. Behar, "North Cypress Medical Center will merge all the technological advances associated with a modern hospital, with the comfort, care and personal service associated with the hospitality industry. We want to deliver state-of-the-art medical care in an environment that is comfortable and soothing for the patients and their families.



"This is our reason for the careful design of this beautiful facility and our large, landscaped campus – with waterfalls and wildlife. As visitors drive in, they will see ducks and swans, and when they enter our lobbies, they will find that the reception areas are exquisitely done – like those of fine hotels. The atmosphere will be comfort-oriented, because we want to send a clear message that we intend to take very good care of everyone who comes here."

To be sure the healthcare is state-of-the-art, Dr. Behar noted that North Cypress is also investing $25 million in the latest medical technology and equipment. His plans call for a *cancer center,* a *breast center,* a *genetics center,* a *comprehensive spine center,* a *sleep center* and even a *pet center* – and all the major components for delivering excellent tertiary care.

Perhaps the most important aspect of North Cypress is the ownership interest of the physicians who founded it. "In addition to our ownership of 100% of the hospital operating company, our physician partners plan to also invest, along with MPT, in the real estate," Dr. Behar explained. "We won't have a third party or a large bureaucratic non-profit dictating how we operate our hospital. We will operate it in a manner that is both patient- and physician-friendly."



Medical Properties Trust is playing an important role in turning the doctors' vision into reality, having committed approximately $64 million in sale-leaseback financing for this 88-bed general acute care hospital. "MPT has really been an excellent partner," Dr. Behar noted. "They are extremely supportive of our needs."

Another partner helping to facilitate the doctors' vision is Surgical Development Partners, a hospital management company based in Brentwood, Tennessee, which will manage operations for an initial term of 10 years. Surgical Development Partners' CEO Eddie Alexander, in fact, introduced MPT as a potential financing partner. "We aggressively interviewed multiple managers and multiple parties in finance," Dr. Behar explained. "We felt there was a good fit with both companies."

"I think what sets Medical Properties Trust apart is that they listen better to the needs of hospital operators that are seeking capital," observed Eddie Alexander. "Every financing deal is a little different, so they don't come with a cookie-cutter solution. MPT listens to what you need and what you are trying to accomplish. Then, they propose their terms accordingly. This makes the whole process a lot easier."

"They also return my calls very quickly," added Alexander, who has worked with other financing partners across the country. "Medical Properties Trust has been the best source of capital that I have dealt with in a long, long time."

[taking care of our investments]

Striving to achieve CREATIVE TENSION

Think of Medical Properties Trust's Asset Management Team as part of the company's special forces, which deploy to every MPT-funded facility at least once a year. They come equipped with significant experience in both healthcare real estate and hospital operations – to help MPT facilities succeed in every market. Perhaps best of all, they come with an open mind and a readiness to learn.

"We learn from each situation our clients face," said Tom Schultz, MPT's director of asset management, who was part of a team traveling recently to California to meet with management teams at three acute care hospitals run by Prem Reddy, M.D. and his CEO, Lex Reddy. One of the facilities, Desert Valley Medical Center in Victorville, had just been named to Solucient's list of America's Top 100 Hospitals – for the second time in three years.

"It's a learning experience for both of us," explained Lex Reddy, "and what we found from MPT's recent visit is that the issues relating to hospitals are pretty much the same in every part of the country. We are all dealing with the same issues. And this is giving us an impetus to see if we can move beyond California to acquire hospitals in other states, and prove that our strategy [illegible]





"The most positive thing we observed during our visit to California was the foresight displayed by Prem Reddy and Lex Reddy as they began building a new corporate infrastructure to serve all three facilities – including the extraordinarily successful one in Victorville as well as two more recent acquisitions in Chino and Sherman Oaks," explained Tom Schultz. "They have engaged key people at all three hospitals in a new dialog about the role each hospital will play in the creation of a new corporate culture, and that is very important,"Schultz continued. "They hope to foster a 'creative tension' among the elements – to build a sense of being part of the system while preserving a sense of autonomy that's required to serve the needs of the patients and the local doctors."

"I want that tension," said Lex Reddy, the CEO. "I see it as constructive and positive. For a hospital to be successful, we need physicians and the administration working together to achieve the best results and to deliver high quality healthcare in a very cost effective setting. We can't have that without the proper dialog."

He believes communication between MPT and the hospital management teams is also important. "The MPT team, including Kathy Brewer, Lou Cohen, Matt Moman and Tom Schultz, spent quite a bit of time with us – an average of six to eight hours at each facility. And the best part was the hands-on interaction. Our relationship is not just swapping reports and financial statements or computer printouts. It's more of an exchange of information at a personal level."

"For me as CEO, it felt like MPT was really taking care of their investment – they wanted to make sure that things were being done right, and that operational efficiencies are being achieved. That's what impressed me the most – I've never seen any other REIT or lender spend that kind of time."

"And the benefit of having people like Tom Schultz here is that his strong hospital background really adds a lot of value for us, too. What makes it interesting is that it's almost like he is challenging our intellectual ability – fostering some creative tension of his own. And you know, that's when the positive creative juices flow. So the next time Tom comes, I'll have to be one step ahead of him..."





Diligent about the latest technology

Evidence continues to mount that the best way to help patients heal is to get them out of their hospital beds quickly – even after heart surgery. That's why the daVinci ™ robot at Alliance Hospital in Odessa, Texas is so important. For it enables surgeons like Dr. Sudhir Srivastava to perform endoscopic operations through small incisions that heal rapidly.

Two days after undergoing triple bypass surgery, Stanley Tomkow of Austi[illegible] was able to shower by himself. Had his sternum been split open for the more familiar open heart surgery procedure, that shower-on-his-own would have been delayed about a year. "Within two weeks, I was walking a mile; by the third week, 1.6 miles. And by week seven, I was ballroom dancing. After talking with people who had conventional heart surgery, I would say my recovery was 80 to 85 percent quicker than theirs."

A December [illegible] clinical study found that heart surgeries aided by [illegible]

AND THE HUMAN TOUCH!





Sometimes the most advanced treatments aren't so high tech. Consider the"Canine Companions"program at Southern Kentucky Rehabilitation Hospital in Bowling Green, which uses"therapy dogs"to help patients. These well-trained animals fill many roles in the recovery process, explains handler Cliff Burnham. Some perform physical tasks that patients cannot perform, some assist the hard of hearing, and others – called"skilled companions"– boost the morale of patients facing mental, emotional or more extensive physical problems. "I've seen patients walk 50 feet by themselves," adds Burnham. "But ask them to walk the dog, and they'll go three times as far." Research at Johns-Hopkins University confirms the benefits of using"man's best friend"in therapy.

The patient's best friends may well be medical innovators like Dr. Srivastava and forward-looking companies like Medical Properties Trust which through creative real estate transactions makes inexpensive capital available for investment in the most advanced medical equipment – as well as in high-touch techniques that help patients heal faster and go home.



CURRENT PORTFOLIO

Medical Properties Trust's current portfolio and developments include 18 facilities in nine states representing a total investment of more than $500 million.

Healthcare is the largest and fastest growing segment of the U.S. economy...

Medical Properties Trust gives stockholders an opportunity to earn attractive returns from profitable hospital facilities across the country and participate in the continuing growth of the healthcare industry. The company expects to add $200 to $300 million of new facilities to its portfolio during 2006.



Current Portfolio

California
Chino Valley Medical Center and Medical Office Building
Desert Valley Hospital and Integrated MOB (Victorville)
Kentfield Rehabilitation Hospital (Kentfield)
Northern California Rehabilitation Hospital (Redding)
San Joaquin Valley Rehabilitation Hospital (Fresno)
Sherman Oaks Hospital and Medical Office Building

Colorado
North Valley Rehabilitation Hospital (Thornton)

Kentucky
Southern Kentucky Rehabilitation Hospital (Bowling Green)

Louisiana
Gulf States LTAC Hospital of Covington
Gulf States LTAC Hospital of Denham Springs

Massachusetts
New Bedford Rehabilitation Hospital (New Bedford)

New Jersey
Marlton Rehabilitation Hospital (Marlton)

Texas
Alliance Hospital (Odessa)
Houston Town & Country Hospital
Houston Town & Country Medical Office Building

Facilities Under Construction

Indiana
Monroe Hospital (Bloomington)

Pennsylvania
Bucks County Oncoplastic Institute and Medical Office Building (Bensalem)

Texas
North Cypress Medical Center (Houston)

★ Corporate Headquarters
▽ MPT Facilities



SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating information on a historical basis for the Company for each of the three years ended December 31, 2005.

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period from Inception (August 27, 2003) to December 31, 2003
OPERATING DATA			
Total revenue	$ 31,549,199	$ 10,893,459	$ -
Depreciation and amortization	4,404,361	1,478,470	-
General and administrative expenses	8,016,992	5,150,786	992,418
Interest expense	1,542,266	32,769	-
Net income	19,640,347	4,576,349	(1,023,276)
Net income per diluted common share	0.61	0.24	(0.63)
Weighted average number of common shares - diluted	32,370,089	19,312,634	1,630,435
OTHER DATA			
Net income	$ 19,640,347	$ 4,576,349	$ (1,023,276)
Depreciation and amortization	4,404,361	1,478,470	-
Funds from operations [1]	24,044,708	6,054,819	(1,023,276)
Funds from operations per diluted common share	0.74	0.31	(0.63)
Dividends declared per diluted common share	0.62	0.21	-
BALANCE SHEET DATA	December 31, 2005	December 31, 2004	December 31, 2003
Real estate assets - at cost	$ 337,102,392	$ 151,690,293	$ 166,301
Other loans and investments	88,205,611	50,224,069	-
Cash and equivalents	59,115,832	97,543,677	100,000
Total assets	501,173,546	306,506,063	468,133
Debt	100,484,520	56,000,000	100,000
Other liabilities	42,238,018	17,777,619	1,389,779
Minority interests	2,173,866	1,000,000	-
Total stockholders' equity	356,277,142	231,728,444	(1,021,646)
Total liabilities and stockholders' equity	501,173,546	306,506,063	468,133

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations for a description of funds from operations (FFO). For all periods presented above, FFO is calculated by adding real estate depreciation and amortization to GAAP Net Income.


FINANCIAL REVIEW

Mangagement's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This annual report contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or future performance, achievements or transactions or events to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- National and local economic, business, real estate and other market conditions;
- The competitive environment in which the Company operates;
- The execution of the Company's business plan;
- Financing risks;
- Acquisition and development risks;
- Potential environmental and other liabilities;
- Other factors affecting the real estate industry generally or the healthcare real estate industry in particular;
- Our ability to attain and maintain our status as a REIT for federal and state income tax purposes;
- Our ability to attract and retain qualified personnel; and,
- Federal and state healthcare regulatory requirements.

Overview

We were incorporated in Maryland, on August 27, 2003 primarily for the purpose of investing in and owning net-leased healthcare facilities across the United States. We also make real estate mortgage loans and other loans to our tenants. We have operated as a real estate investment trust ("REIT") since April 6, 2004, and accordingly, elected REIT status upon the filing in September 2005 of our calendar year 2004 Federal income tax return. Our existing tenants are, and our prospective tenants will generally be, healthcare operating companies and other healthcare providers that use substantial real estate assets in their operations. We offer financing for these operators' real estate through 100% lease and mortgage financing and generally seek lease and loan terms of at least 10 years with a series of shorter renewal terms at the option of our tenants and borrowers. We also have included and intend to include in our lease agreements annual contractual rate increases that in the current market range from 1.5% to 3.5%. Our existing portfolio escalators range from 2.0% to 3.5%. In addition to the base rent, our leases require our tenants to pay all operating costs and expenses associated with the facility.

We acquire and develop healthcare facilities and lease the facilities to healthcare operating companies under long-term net leases. We also make mortgage loans to healthcare operators secured by their real estate assets. We selectively make loans to certain of our operators through our taxable REIT subsidiary, the proceeds of which are used for acquisitions and working capital. We consider our lending business an important element of our overall business strategy for two primary reasons: (1) it provides opportunities to make income-earning investments that yield attractive risk-adjusted returns in an industry in which our management has expertise, and (2) by making debt capital available to certain qualified operators, we believe we create for our company a competitive advantage over other buyers of, and financing sources for, healthcare facilities. For purposes of Statement of Financial Accounting Standards (SFAS) No. 131, *Disclosures about Segments of an Enterprise and Related Information*, we conduct business operations in one segment.

At December 31, 2005, we owned 14 operating healthcare facilities and held a mortgage loan secured by another. In addition, we were in process of developing three additional healthcare facilities that were not yet in operation. We had one acquisition loan outstanding, the proceeds of which our tenant used for the acquisition of six hospital operating companies. The 17 facilities we owned and the one facility that secured our mortgage loan were in nine states, had a carrying cost of approximately $331.2 million (including the balance of our mortgage loan) and comprised approximately 66.1% of our total assets. Our acquisition and other loans of approximately $48.2 million represented approximately 9.6% of our total assets. We do not expect such loan assets at any time to exceed 20% of our total assets. We also had cash and temporary investments of approximately $59.1 million that represented approximately 11.8% of our assets. Subsequent to December 31, 2005, we used $29.0 million of cash to pay down debt and $7.2 million for distributions to shareholders.

Our revenues are derived from rents we earn pursuant to the lease agreements with our tenants and from interest income from loans to our tenants and other facility owners. Our tenants operate in the healthcare industry, generally providing medical, surgical and rehabilitative care to patients. The capacity of our tenants to pay our rents and interest is dependent upon their ability to conduct their operations at profitable levels. We believe that the business environment of the industry segments in which our tenants operate is generally positive for efficient operators. However, our tenants' operations are subject to economic, regulatory and market conditions that may affect their profitability. Accordingly, we monitor certain key factors, changes to which we believe may provide early indications of conditions that may affect the level of risk in our lease and loan portfolio.

Key factors that we consider in underwriting prospective tenants and in monitoring the performance of existing tenants include the following:

- the historical and prospective operating margins (measured by a tenant's earnings before interest, taxes, depreciation, amortization and facility rent) of each tenant and at each facility;
- the ratio of our tenants' operating earnings both to facility rent and to facility rent plus other fixed costs, including debt costs;
- trends in the source of our tenants' revenue, including the relative mix of Medicare, Medicaid/MediCal, managed care, commercial insurance, and private pay patients; and
- the effect of evolving healthcare regulations on our tenants' profitability.

Certain business factors, in addition to those described above that directly affect our tenants, will likely materially influence our future results of operations. These factors include:

- trends in the cost and availability of capital, including market interest rates, that our prospective tenants may use for their real estate assets instead of financing their real estate assets through lease structures;
- unforeseen changes in healthcare regulations that may limit the opportunities for physicians to participate in the ownership of healthcare providers and healthcare real estate;
- reductions in reimbursements from Medicare, state healthcare programs, and commercial insurance providers that may reduce our tenants' profitability and our lease rates, and;
- competition from other financing sources.

At March 15, 2006, we had 20 employees. Over the next 12 months, we expect to add four to six additional employees.

CRITICAL ACCOUNTING POLICIES

In order to prepare financial statements in conformity with accounting principles generally accepted in the United States, we must make estimates about certain types of transactions and account balances. We believe that our estimates of the amount and timing of lease revenues, credit losses, fair values and periodic depreciation of our real estate assets, stock compensation expense, and the effects of any derivative and hedging activities will have significant effects on our financial statements. Each of these items involves estimates that require us to make subjective judgments. We intend to rely on our experience, collect historical and current market data, and develop relevant assumptions to arrive at what we believe to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. In addition, application of these accounting policies involves the exercise of judgment on the use of assumptions as to future uncertainties and, as a result, actual results could materially differ from these estimates. Our accounting estimates will include the following:

Revenue Recognition. Our revenues, which are comprised largely of rental income, include rents that each tenant pays in accordance with the terms of its respective lease reported on a straight-line basis over the initial term of the lease. Since some of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record as an asset, and include in revenues, straight-line rent that we will only receive if the tenant makes all rent payments required through the expiration of the term of the lease.

Accordingly, our management must determine, in its judgment, to what extent the straight-line rent receivable applicable to each specific tenant is collectible. We review each tenant's straight-line rent receivable on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates, and economic conditions in the area in which the facility is located. In the event that the collectibility of straight-line rent with respect to any given tenant is in doubt, we are required to record an increase in our allowance for uncollectible accounts or record a direct write-off of the specific rent receivable, which would have an adverse effect on our net income for the year in which the reserve is increased or the direct write-off is recorded and would decrease our total assets and stockholders' equity. At that time, we stop accruing additional straight-line rent income.

Our development projects normally allow for us to earn what we term "construction period rent." We record the accrued construction period rent as a receivable and as deferred revenue during the construction period. We recognize earned revenue on the straight-line method as the construction period rent is paid to us by the lessee/operator, usually beginning when the lessee/operator takes physical possession of the facility.

We make loans to certain tenants and from time to time may make construction or mortgage loans to facility owners or other parties. We recognize interest income on loans as earned based upon the principal amount outstanding. These loans are generally secured by interests in real estate, receivables, the equity interests of a tenant, or corporate and individual guarantees. As with straight-line rent receivables, our management must also periodically evaluate loans to determine what amounts may not be collectible. Accordingly, a provision for losses on loans receivable is recorded when it becomes probable that the loan will not be collected in full. The provision is an amount which reduces the loan to its estimated net receivable value based on a determination of the eventual amounts to be collected either from the debtor or from the collateral, if any. At that time, we discontinue recording interest income on the loan to the tenant.

Investments in Real Estate. We record investments in real estate at cost, and we capitalize improvements and replacements when they extend the useful life or improve the efficiency of the asset. While our tenants are generally responsible for all operating costs at a facility, to the extent that we incur costs of repairs and maintenance, we expense those costs as incurred. We compute depreciation using the straight-line method over the estimated useful life of 40 years for buildings and improvements, five to seven years for equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our facilities for purposes of determining the amount of depreciation expense to record on an annual basis with respect to our investments in real estate improvements. These assessments have a direct impact on our net income because, if we were to shorten the expected useful lives of our investments in real estate improvements, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We have adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 requires that the operations related to facilities that have been sold, or that we intend to sell, be presented as discontinued operations in the statement of operations for all periods presented, and facilities we intend to sell be designated as "held for sale" on our balance sheet.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a facility, we review the recoverability of the facility's carrying value. The review of recoverability is based on our estimate of the future undiscounted cash flows, excluding interest charges, from the facility's use and eventual disposition. Our forecast of these cash flows considers factors such as expected future operating income, market and other applicable trends, and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a facility, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the facility. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate.

Purchase Price Allocation. We record above-market and below-market in-place lease values, if any, for the facilities we own which are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any resulting capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We amortize any resulting capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases. Because our strategy to a large degree involves the origination of long term lease arrangements at market rates, we do not expect the above-market and below-market in-place lease values to be significant for many of our anticipated transactions.

We measure the aggregate value of other intangible assets to be acquired based on the difference between (i) the property valued with existing leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We also consider information obtained about each targeted facility as a result of our pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to range primarily from three to 18 months, depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal costs, and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets to be acquired, if any, is further allocated to in-place lease values and customer relationship intangible values based on management's evaluation of the specific characteristics of each prospective tenant's lease and our overall relationship with that tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality, and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases, which range primarily from 10 to 15 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Accounting for Derivative Financial Investments and Hedging Activities. We expect to account for our derivative and hedging activities, if any, using SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and SFAS No. 149, which requires all derivative instruments to be carried at fair value on the balance sheet.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. We expect to formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. We plan to review periodically the effectiveness of each hedging transaction, which involves estimating future cash flows. Cash flow hedges, if any, will be accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within stockholders' equity. Amounts will be reclassified from other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, which we expect to affect the Company primarily in the form of interest rate risk or variability of interest rates, are considered fair value hedges under SFAS No. 133. We are not currently a party to any derivatives contracts.

Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*. In December 2003, the FASB issued a revision to FIN 46, which is termed FIN 46(R). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and provides guidance on the identification of entities for which control is achieved through means other than voting rights, guidance on how to determine which business enterprise should consolidate such an entity, and guidance on when it should do so. This model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. An entity meeting either of these two criteria is a variable interest entity, or VIE. A VIE must be consolidated by any entity which is the primary beneficiary of the VIE. If an entity is not the primary beneficiary of the VIE, the VIE is not consolidated. We periodically evaluate the terms of our relationships with our tenants and borrowers to determine whether we are the primary beneficiary and would therefore be required to consolidate any tenants or borrowers that are VIEs. Our evaluations of our transactions indicate that we have loans receivable from two entities which we classify as VIEs. However, because we are not the primary beneficiary of these VIEs, we do not consolidate these entities in our financial statements.

Stock-Based Compensation. We currently apply the intrinsic value method to account for the issuance of stock options under our equity incentive plan in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*. In this regard, we anticipate that a substantial portion of our options will be granted to individuals who are our officers or directors. Accordingly, because the grants are expected to be at exercise prices that represent fair value of the stock at the date of grant, we do not currently record any expense related to the issuance of these options under the intrinsic value method. If the actual terms vary from the expected, the impact to our compensation expense could differ.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock Based Compensation*. SFAS No. 123(R) establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. The impact of SFAS No. 123(R) will also be affected by the types of stock-based awards that our board of directors chooses to grant. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required, which primarily applies to stock options granted at the then current market price per share of stock. Our existing equity incentive plan allows for stock-based awards to be in the form of options, restricted stock, restricted stock units and deferred stock units. Currently, we expect that our board of directors will make awards in the form of restricted stock, restricted stock units and deferred stock units. The SEC has ruled that both SFAS No. 123 and SFAS 123(R) are acceptable GAAP until SFAS No. 123(R) becomes effective for our annual and interim periods beginning January 1, 2006. However, we have elected to continue following the guidelines of SFAS No. 123 to account for our awards of restricted stock in 2005. During the year ended December 31, 2005, we recorded a $1.2 million non-cash expense for restricted shares issued to employees, officers and directors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes known material contractual obligations associated with investing and financing activities as of December 31, 2005.

Contractual Obligations	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
Construction contracts	$55,790,115	$ -	$ -	$ -	$55,790,115
Construction loans[1]	1,538,899	40,703,502	-	-	42,242,401
Revolving credit facility [2]	4,839,232	9,678,464	69,446,141	-	83,963,837
Operating lease commitments [3]	424,790	871,989	838,010	22,639,194	24,773,983
Totals	$62,593,036	$51,253,955	$70,284,151	$22,639,194	$206,770,336

(1) Assumes the Company exercises its option to convert the construction loans to term loans in June 2006, and the balance and interest rates are those at December 31, 2005.

(2) Assumes the balance and interest rates are those in effect at December 31, 2005 and no principal payments are made until the expiration of the facility in 2009. The Company made a principal reduction of $29.0 million in January 2006.

(3) Substantially all of our contractual obligations to make operating lease payments are related to ground leases for which we are reimbursed by our tenants.

The Company also has outstanding letters-of-credit which total $2.2 million at December 31, 2005 and which expire in 2007.

LIQUIDITY AND CAPITAL RESOURCES

As of March 24, 2006, we had approximately $4.3 million in cash and temporary liquid investments.

In 2005, we completed our initial public offering with the sale of 13,175,023 shares of common stock at an offering price of $10.50 per share. After deducting underwriter's discounts and offering expenses, our net proceeds from the offering totaled approximately $124.4 million. In 2004, we completed the sale of 25,560,954 shares of common stock in a private placement at an offering price of $10.00 per share. After deducting underwriters' discounts and offering expenses, our net proceeds from the private placement totaled approximately $233.5 million.

In October 2005, we entered into a four-year $100.0 million secured revolving credit facility (the "revolver"), using proceeds to replace our existing $75.0 million term loan, which had a balance of approximately $65.0 million at December 31, 2005. As of March 24, 2006, the revolver had an outstanding balance of approximately $36.0 million. The loan is secured by a collateral pool comprised of several of our properties. The six properties currently in the collateral pool provide available borrowing capacity of approximately $74.2 million. We believe we have sufficient value in our other properties to increase the availability under the credit facility to its present maximum of $100.0 million. Under the terms of the credit agreement, we may increase the maximum commitment to $175.0 million subject to adequate collateral valuation and payment of customary commitment fees.

In addition to availability under the revolving credit facility, we have two construction/term facilities totaling approximately $43.0 million from a bank to finance our Houston Town and Country Hospital and Medical Office Building. As of March 24, 2006, the loans had an aggregate balance totaling approximately $35.8 million. We have the option, until June 2006 to convert these loans to 30 month term loans.

At December 31, 2005, we had remaining commitments to complete the funding of three development projects as described below (in millions):

	Original Commitment	Cost Incurred	Remaining Commitment
North Cypress Community Hospital	$ 64.0	$ 22.1	$ 41.9
Bucks County Women's Hospital and Medical Office Building	38.0	10.0	28.0
Monroe County Community Hospital	35.5	13.2	22.3
Total	$ 137.5	$ 45.3	$ 92.2

Short-term Liquidity Requirements: We believe that our existing cash and temporary investments, funds available under our existing loan agreements, additional financing arrangements and cash from operations will be sufficient for us to complete the developments described above, acquire between $200 and $300 million in additional assets, provide for working capital, and make distributions to our stockholders through 2006. We expect that such additional financing arrangements will include various types of new debt, including long-term, fixed-rate mortgage loans, variable-rate term loans, and construction financing facilities. Generally, we believe we will be able to finance up to approximately 50-60% of the cost of our healthcare facilities; however, there is no assurance that we will be able to obtain or maintain those levels of debt on our portfolio of real estate assets on favorable terms in the future.

Long-term Liquidity Requirements: We believe that cash flow from operating activities subsequent to 2006 will be sufficient to provide adequate working capital and make distributions to our stockholders in compliance with our requirements as a REIT. However, in order to continue acquisition and development of healthcare facilities after 2006, we will require access to more permanent external capital, such as equity capital. If equity capital is not available at a price that we consider appropriate, we may increase our debt, utilize other forms of capital, if available, or reduce our acquisition activity.

Financing Activities

During the year ended December 31, 2005, we raised $124.7 million, net of offering costs and expenses, from the sale of common stock, primarily from our IPO. We also borrowed an additional $19.0 million on our term loan, for a total of $75.0 million of loan proceeds on the term loan. After reducing the principal balance of the term loan through principal repayments, we converted the remaining $40.0 million balance into borrowings on our $100.0 million secured revolving credit facility. We borrowed an additional net $25.0 million on the revolver during the last quarter of 2005. We also borrowed $35.5 million on our two Houston construction loans. The revolver, the construction loans and our expectations concerning future financing activities are further described above under "Liquidity and Capital Resources." We also sold $1.1 million in limited partnership units in our West Houston medical office building partnership (a subsidiary of our Operating Partnership). Our sale of such interests in certain of our healthcare facilities is based on a strategy of encouraging physicians and other parties to locate their practices in or near our healthcare facilities. We do not consider this strategy integral to our capital raising process.

Investing Activities

During the year ended December 31, 2005, we made investments in six existing healthcare facilities with an aggregate investment value of $107.3 million, and net cash outlays of $97.7 million, after subtracting contingent payments and facility improvement reserves, and including a $6.0 million first mortgage loan that was converted to a sale-leaseback arrangement. We also invested $78.8 million in our development projects. In 2005, we made loans with a total principal value of $47.5 million, and net cash outlays of $46.0 million, after subtracting contingent payments and facility improvement reserves. Our primary loan in 2005 was a first mortgage loan of $40.0 million. In February 2005, Vibra reduced the principal amount of its loans by $7.7 million. Our expectations about future investing activities are described above under "Liquidity and Capital Resources."

Results of Operations

Our historical operations are generated substantially by investments we have made since we completed our private offering and raised approximately $233.5 million in common equity in the second quarter of 2004 and since we completed our IPO and raised approximately $124.7 million in common equity in the third quarter of 2005. We also are in the process of developing additional healthcare facilities that have not yet begun generating revenue, and we expect to acquire additional existing healthcare facilities in the foreseeable future. Accordingly, we expect that future results of operations will vary materially from our historical results.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net income for the year ended December 31, 2005, was $19,640,347 compared to net income of $4,576,349 for the year ended December 31, 2004.

A comparison of revenues for the years ended December 31, 2005 and 2004, is as follows:

	2005		2004		Change
Base rents	$18,979,580	60.2%	$ 6,162,278	56.6%	$12,817,302
Straight-line rents	5,460,148	17.3%	2,449,065	22.5%	3,011,083
Percentage rents	2,259,230	7.2%	-	-	2,259,230
Interest from loans	4,726,579	14.9%	2,282,116	20.9%	2,444,463
Fee income	123,662	0.4%	-	-	123,662
Total revenue	$31,549,199	100.0%	$10,893,459	100.0%	$20,655,740

Revenue for the year ended December 31, 2005, was comprised of rents (84.7%) and interest and fee income from loans (15.3%). All of this revenue was derived from properties that we have acquired since July 1, 2004. Our base and straight-line rents increased in 2005 due to the timing of 2004 acquisitions, plus the acquisition and development of seven new facilities in 2005. In 2005, we received percentage rents of approximately $2.3 million from Vibra. Pursuant to our lease terms with Vibra, we were not eligible to receive percentage rent in 2004. Interest income from loans in the year ended December 31, 2005, increased primarily based on the timing and amount of Vibra loan advances and repayments in 2004 and 2005, and on the origination of the Denham Springs loan in 2005. Vibra accounted for 83.2% and 100.0% of our gross revenues in 2005 and 2004, respectively. In 2005, Vibra accounted for 81.7% of our total rent revenues. We expect that the portion of our total revenues attributable to Vibra will decline in relation to our acquisition of properties leased to tenants other than Vibra. At December 31, 2005, assets leased and loaned to Vibra comprised 37.0% of our total assets.

Depreciation and amortization during the year ended December 31, 2005, was $4,404,361, compared to $1,478,470 during the year ended December 31, 2004. The increase is due to the timing and amount of acquisitions and developments in 2004 (six properties owned for less than six months) and 2005 (six properties owned for a full year and eight properties placed in service throughout the year). We expect our depreciation and amortization expense to continue to increase commensurate with our acquisition and development activity.

General and administrative expenses during the years ended December 31, 2005 and 2004, totaled $8,016,992 and $5,150,786, respectively, which represents an increase of

28.5%. The increase is due primarily to approximately $1.2 million of share based compensation expense (52% of the increase in general and administrative expenses) as a result of restricted shares granted to employees, officers and directors during 2005. In addition, we incurred incremental legal and professional expenses in 2005 related to our reporting and other compliance requirements as a public company. During 2005 we also incurred additional compensation expense related to the increased number of employees in 2005.

Interest income (other than from loans) for the years ended December 31, 2005, and 2004, totaled $2,091,132 and $930,260, respectively. Interest income increased due to the timing and amount of offering proceeds temporarily invested in short-term cash equivalent instruments and to higher interest rates in 2005.

Interest expense for the years ended December 31, 2005, and 2004, totaled $1,542,266 and $32,769, respectively. Interest expense in 2005 excludes interest of approximately $3.1 million which has been capitalized as part of the cost of development projects under construction during 2005.

Year Ended December 31, 2004

Net income for the year ended December 31, 2004 was $4,576,349. Revenue, which was $10,893,459, was comprised primarily of rents (79%) and interest from loans (21%). Interest and dividends, primarily from the temporary investment of the net proceeds of our April 2004 private placement, was $930,260. We completed our private placement of common stock in April 2004 and received proceeds, net of offering costs and fees, of approximately $233.5 million. Expenses during the year, which totaled $7,214,601, were comprised primarily of compensation of $3,700,442, depreciation and amortization of $1,517,530, other general and administrative expenses of $1,336,897 and approximately $585,345 of costs associated with unsuccessful acquisitions. These costs for the unsuccessful acquisition, which consisted primarily of legal fees, costs of third party reports and travel, related to a portfolio of five facilities that were subject to a letter of intent with a prospective operator. During the second quarter of 2004, we declined to pursue the acquisition.

Reconciliation of Non-GAAP Financial Measures

Investors and analysts following the real estate industry utilize funds from operations, or FFO, as a supplemental performance measure. While we believe net income available to common stockholders, as defined by generally accepted accounting principles (GAAP), is the most appropriate measure, our management considers FFO an appropriate supplemental measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (losses) on sales of real estate, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We compute FFO in accordance with the NAREIT definition. FFO should not be viewed as a substitute measure of the Company's operating performance since it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, which are significant economic costs that could materially impact our results of operations.

The following table presents a reconciliation of FFO to net income for the years ended December 31, 2005 and 2004:

	For the Years Ended December 31,	
	2005	2004
Net income	$ 19,640,347	$ 4,576,349
Depreciation and amortization	4,404,361	1,478,470
Funds from operations - FFO	$ 24,044,708	$ 6,054,819

Per diluted share amounts:

	For the Years Ended December 31,	
	2005	2004
Net income	$ .61	$ .24
Depreciation and amortization	.13	.07
Funds from operations - FFO	$ .74	$ .31

Distribution Policy

We have elected to be taxed as a REIT commencing with our taxable year that began on April 6, 2004 and ended on December 31, 2004. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income, excluding net capital gains, to our stockholders. It is our current intention to comply with these requirements and maintain such status going forward.

The table below is a summary of our distributions paid or declared since January 1, 2005:

Declaration Date	Record Date	Date of Distribution	Distribution per Share
February 16, 2006	March 15, 2006	April 12, 2006	$.21
November 18, 2005	December 15, 2005	January 19, 2006	$.18
August 18, 2005	September 15, 2005	September 29, 2005	$.17
May 19, 2005	June 20, 2005	July 14, 2005	$.16
March 4, 2005	March 16, 2005	April 15, 2005	$.11
November 11, 2004	December 16, 2004	January 11, 2005	$.11

We intend to pay to our stockholders, within the time periods prescribed by the Code, all or substantially all of our annual taxable income, including taxable gains from the sale of real estate and recognized gains on the sale of securities. It is our policy to make sufficient cash distributions to stockholders in order for us to maintain our status as a REIT under the Code and to avoid corporate income and excise taxes on undistributed income.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk.

In addition to changes in interest rates, the value of our facilities will be subject to fluctuations based on changes in local and regional economic conditions and changes in the ability of our tenants to generate profits, all of which may affect our ability to refinance our debt if necessary. The changes in the value of our facilities would be reflected also by changes in "cap" rates, which is measured by the current base rent divided by the current market value of a facility.

If market rates of interest on our variable rate debt increase by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $718,000 per year. If market rates of interest on our variable rate debt decrease by 1% the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $718,000 per year. This assumes that the amount outstanding under our variable rate debt remains approximately $71.8 million, the balance at March 10, 2006.

We currently have no assets denominated in a foreign currency, nor do we have any assets located outside of the United States. We also have no exposure to derivative financial instruments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Medical Properties Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from inception (August 27, 2003) to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended and for the period from inception (August 27, 2003) to December 31, 2003 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Birmingham, Alabama
February 24, 2006

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	
	2005	2004
Assets		
Real estate assets		
Land	$ 31,004,675	$ 10,670,000
Buildings and improvements	250,518,440	111,387,232
Construction in progress	45,913,085	24,318,098
Intangible lease assets	9,666,192	5,314,963
Mortgage loan	40,000,000	-
Gross investment in real estate assets	377,102,392	151,690,293
Accumulated depreciation	(5,260,219)	(1,311,757)
Accumulated amortization	(622,612)	(166,713)
Net investment in real estate assets	371,219,561	150,211,823
Cash and cash equivalents	59,115,832	97,543,677
Interest and rent receivable	1,354,387	419,776
Straight-line rent receivable	13,477,917	3,206,853
Other loans	48,205,611	50,224,069
Other assets	7,800,238	4,899,865
Total Assets	$ 501,173,546	$ 306,506,063
Liabilities and Stockholders' Equity		
Liabilities		
Debt	$ 100,484,520	$ 56,000,000
Accounts payable and accrued expenses	19,928,900	10,903,025
Deferred revenue	10,922,317	3,578,229
Lease deposits and other obligations to tenants	11,386,801	3,296,365
Total liabilities	142,722,538	73,777,619
Minority interests	2,173,866	1,000,000
Stockholders' equity		
Preferred stock, $0.001 par value. Authorized 10,000,000 shares; no shares outstanding	-	-
Common stock, $0.001 par value. Authorized 100,000,000 shares; issued and outstanding - 39,345,105 shares at December 31, 2005, and 26,082,862 shares at December 31, 2004	39,345	26,083
Additional paid-in capital	359,588,362	233,626,690
Distributions in excess of net income	(3,350,565)	(1,924,329)
Total stockholders' equity	356,277,142	231,728,444
Total Liabilities and Stockholders' Equity	$ 501,173,546	$ 306,506,063

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Statements of Operations

	For the Years Ended December 31, 2005	For the Years Ended December 31, 2004	For the Period from Inception (August 27, 2003) to December 31, 2003
Revenues			
Rent billed	$ 21,238,810	$ 6,162,278	$ -
Straight-line rent	5,460,148	2,449,066	-
Interest income from loans	4,850,241	2,282,115	-
Total revenues	31,549,199	10,893,459	-
Expenses			
Real estate depreciation and amortization	4,404,361	1,478,470	-
General and administrative	8,016,992	5,150,786	992,418
Costs of terminated acquisitions	-	585,345	30,858
Total operating expenses	12,421,353	7,214,601	1,023,276
Operating income (loss)	19,127,846	3,678,858	(1,023,276)
Other income (expense)			
Interest income	2,091,132	930,260	-
Interest expense	(1,542,266)	(32,769)	-
Net other income	548,866	897,491	-
Income (loss) before minority interests	19,676,712	4,576,349	(1,023,276)
Minority interests in consolidated partnerships	(36,365)	-	-
Net income (loss)	$ 19,640,347	$ 4,576,349	$ (1,023,276)
Net income (loss) per share, basic	$ 0.61	$ 0.24	$ (0.63)
Weighted average shares outstanding - basic	32,343,019	19,310,833	1,630,435
Net income (loss) per share, diluted	$ 0.61	$ 0.24	$ (0.63)
Weighted average shares outstanding - diluted	32,370,089	19,312,634	1,630,435

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)

	Preferred		Common		Additional	Distributions in	Total Stockholders'
	Shares	Par Value	Shares	Par Value	Paid-in Capital	Excess of Net Income	Equity (Deficit)
Balance at inception (August 27, 2003)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	1,630,435	1,630	-	-	1,630
Net loss	-	-	-	-	-	(1,023,276)	(1,023,276)
Balance at December 31, 2003	-	-	1,630,435	1,630	-	(1,023,276)	(1,021,646)
Redemption of founders' shares	-	-	(1,108,527)	(1,108)	1,108	-	-
Issuance of common stock (net of offering costs)	-	-	25,560,954	25,561	233,476,082	-	233,501,643
Value of warrants issued	-	-	-	-	24,500	-	24,500
Deferred stock units issued to directors	-	-	-	-	125,000	-	125,000
Distributions declared ($.21 per common share)	-	-	-	-	-	(5,477,402)	(5,477,402)
Net income	-	-	-	-	-	4,576,349	4,576,349
Balance at December 31, 2004	-	-	26,082,862	26,083	233,626,690	(1,924,329)	231,728,444
Deferred stock units issued to directors	-	-	-	-	182,603	(10,852)	171,751
Retirement of deferred stock units	-	-	-	-	(75,000)	-	(75,000)
Restricted shares issued to employees	-	-	52,220	52	1,174,952	-	1,175,004
Proceeds from exercise of warrant	-	-	35,000	35	325,465	-	325,500
Issuance of common stock (net of offering costs)	-	-	13,175,023	13,175	124,353,652	-	124,366,827
Distributions declared ($.62 per common share)	-	-	-	-	-	(21,055,731)	(21,055,731)
Net income	-	-	-	-	-	19,640,347	19,640,347
Balance at December 31, 2005	-	$ -	39,345,105	$39,345	$359,588,362	$ (3,350,565)	$ 356,277,142

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,		For the Period from Inception (August 27, 2003) to December 31, 2003
	2005	2004	
Operating activities			
Net income (loss)	$ 19,640,347	$ 4,576,349	$(1,023,276)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Depreciation and amortization	4,567,675	1,517,530	-
Amortization of deferred financing costs	932,249	-	-
Straight-line rent revenue	(5,460,148)	(2,449,066)	-
Share based payments	1,346,755	125,000	-
Deferred revenue and fee income	(270,727)	-	-
Other adjustments	49,200	24,500	-
Increase in:			
Interest and rent receivable	(486,521)	(419,776)	-
Other assets	(2,312,681)	(309,769)	-
Increase in:			
Accounts payable and accrued expenses	4,700,558	6,644,130	1,391,409
Deferred revenue	1,420,030	210,000	-
Lease deposits and other obligations to tenants	174,527	-	-
Net cash provided by operating activities	24,301,264	9,918,898	368,133
Investing activities			
Real estate acquired	(97,667,724)	(127,372,195)	-
Principal received on loans receivable	7,890,958	-	-
Investment in loans receivable	(45,999,178)	(44,317,263)	-
Construction in progress	(78,778,843)	(23,151,797)	(166,301)
Equipment acquired	(145,877)	(759,387)	-
Net cash used for investing activities	(214,700,664)	(195,600,642)	(166,301)

Medical Properties Trust, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)

	For the Years Ended December 31,		For the Period from Inception (August 27, 2003) to December 31, 2003
	2005	2004	
Financing activities			
Proceeds from debt	104,474,342	56,200,000	100,000
Payments of debt	(60,645,833)	(300,000)	-
Deferred financing costs	(1,461,342)	(3,869,767)	(201,832)
Retirement of deferred stock units	(75,000)	-	-
Distributions paid	(16,730,414)	(2,608,286)	-
Proceeds from sale of common shares, net of offering costs	125,272,302	233,703,474	-
Sale of partnership units	1,137,500	-	-
Net cash provided by (used for) financing activities	151,971,555	283,125,421	(101,832)
(Decrease) increase in cash and cash equivalents for period	(38,427,845)	97,443,677	100,000
Cash and cash equivalents at beginning of period	97,543,677	100,000	-
Cash and cash equivalents at end of period	$ 59,115,832	$ 97,543,677	$ 100,000
Interest paid, including capitalized interest of $3,107,966 in 2005	$ 3,461,654	$ -	$ -
Supplemental schedule of non-cash investing activities			
Construction period rent and interest receivable recorded as deferred revenue	$ 5,259,006	$ 757,787	$ -
Real estate acquisitions and new loans receivable recorded as lease and loan deposits	8,603,075	5,906,807	-
Real estate acquisitions and new loans receivable recorded as deferred revenue	577,500	-	-
Construction and acquisition costs charged to loans and real estate	774,479	-	-
Loan receivable settled by acquisition of real estate	6,000,000	-	-
Construction in progress transferred to land and building	56,409,377	-	-
Supplemental schedule of non-cash financing activities:			
Deferred offering costs charged to proceeds from sale of common stock	$ 579,975	$ 201,832	$ -
Additional paid in capital from deferred stock units issued in lieu of dividends	10,852	-	-
Distributions declared and paid in the following year	7,194,432	2,869,116	-
Minority interest granted for contribution of land to development project	-	1,000,000	-
Conversion of accounts payable and accrued expenses to common stock	-	-	1,630
Shares issued for vested common stock	52	-	-

See accompanying notes to consolidated financial statements.

1. Organization

Medical Properties Trust, Inc., a Maryland corporation (the Company), was formed on August 27, 2003 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate. The Company's operating partnership subsidiary, MPT Operating Partnership, L.P. (the Operating Partnership) through which it conducts all of its operations, was formed in September 2003. Through another wholly owned subsidiary, Medical Properties Trust, LLC, the Company is the sole general partner of the Operating Partnership. The Company presently owns directly all of the limited partnership interests in the Operating Partnership.

The Company succeeded to the business of Medical Properties Trust, LLC, a Delaware limited liability company, which was formed in December 2002. On the day of formation, the Company issued 1,630,435 shares of common stock, and the membership interests of Medical Properties Trust, LLC were transferred to the Company. Medical Properties Trust, LLC had no assets, but had incurred liabilities for costs and expenses related to acquisition due diligence, a planned offering of common stock, consulting fees and office overhead in an aggregate amount of approximately $423,000, which was assumed by the Operating Partnership and has been included in the accompanying consolidated statements of operations.

The Company's primary business strategy is to acquire and develop real estate and improvements, primarily for long term lease to providers of healthcare services such as operators of general acute care hospitals, inpatient physical rehabilitation hospitals, long - term acute care hospitals, surgery centers, centers for treatment of specific conditions such as cardiac, pulmonary, cancer, and neurological hospitals, and other healthcare-oriented facilities. The Company also makes mortgage and other loans to operators of similar facilities. The Company manages its business as a single business segment as defined in Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information.

On April 6, 2004, the Company completed the sale of 25.6 million shares of common stock in a private placement to qualified institutional buyers and accredited investors. The Company received $233.5 million after deducting offering costs. The proceeds have been used to purchase properties, to pay debt and accrued expenses and for working capital and general corporate purposes.

On July 7, 2005, the Company completed the sale of 11,365,000 shares of common stock in an initial public offering (IPO) at a price of $10.50 per share, less an underwriting commission of seven percent and expenses. On August 5, 2005, the underwriters purchased an additional 1,810,023 shares at the same offering price, less an underwriting commission of seven percent and expenses, pursuant to their over-allotment option.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation: Property holding entities and other subsidiaries of which the Company owns 100% of the equity or has a controlling financial interest evidenced by ownership of a majority voting interest are consolidated. All inter-company balances and transactions are eliminated. For entities in which the Company owns less than 100% of the equity interest, the Company consolidates the property if it has the direct or indirect ability to make decisions about the entities' activities based upon the terms of the respective entities' ownership agreements. For these entities, the Company records a minority interest representing equity held by minority interests. For entities in which the Company owns less than 100% and does not have the direct or indirect ability to make decisions but does exert significant influence over the entities' activities, the Company records its ownership in the entity using the equity method of accounting.

The Company periodically evaluates all of its transactions and investments to determine if they represent variable interests in a variable interest entity as defined by FASB Interpretation No. 46 (revised December 2003) (FIN 46-R), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. If the Company determines that it has a variable interest in a variable interest entity, the Company determines if it is the primary beneficiary of the variable interest entity. The Company consolidates each variable interest entity in which the Company, by virtue of its transactions with or investments in the entity, is considered to be the primary beneficiary. The Company re-evaluates its status as primary beneficiary when a variable interest entity or potential variable interest entity has a material change in its variable interests.

Cash and Cash Equivalents: Certificates of deposit and short-term investments with original maturities of three months or less and money-market mutual funds are considered cash equivalents. Cash and cash equivalents which have been pledged as security for letters of credit are recorded in other assets.

Deferred Costs: Costs incurred prior to the completion of offerings of stock or other capital instruments that directly relate to the offering are deferred and netted against proceeds received from the offering. Costs incurred in connection with anticipated financings and refinancing of debt are capitalized as deferred financing costs in other assets and amortized over the lives of the related loans as an addition to interest expense. For debt with defined principal re-payment terms, the deferred costs are amortized to produce a constant effective yield on the loan (interest method). For debt without defined principal repayment terms, such as revolving credit agreements, the deferred costs are amortized on the straight-line method over the term of the debt. Costs that are specifically identifiable with, and incurred prior to the completion of, probable acquisitions are deferred and, to the extent not collected from the seller's proceeds at acquisition, capitalized upon closing. The Company begins deferring costs when the Company and the seller have executed a letter of intent (LOI), commitment letter or similar document for the purchase of the property by the Company. Deferred acquisition costs are expensed when management determines that the acquisition is no longer probable. Leasing commissions and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and amortized on the straight-line method over the terms of the related lease agreements. Costs identifiable with loans made to lessees are recognized as a reduction in interest income over the life of the loan by the interest method.

Revenue Recognition: The Company receives income from operating leases based on the fixed, minimum required rents (base rents) and from additional rent based on a percentage of tenant revenues once the tenant's revenue has exceeded an annual threshold (percentage rents). Rent revenue from base rents is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. The straight-line method records the periodic average amount of base rent earned over the term of a lease, taking into account contractual rent increases over the lease term. The straight-line method has the effect of recording more rent revenue from a lease than a tenant is required to pay during the first half of the lease term. During the last half of a lease term, this effect reverses with less rent revenue recorded than a tenant is required to pay. Rent revenue as recorded on the straight-line method in the consolidated statement of operations is shown as two amounts. Billed rent revenue is the amount of base rent actually billed to the customer each period as required by the lease. Unbilled rent revenue is the difference between base rent revenue earned based on the straight-line method and the amount recorded as billed base rent revenue. The Company records the difference between base rent revenues earned and amounts due per the respective lease agreements, as applicable, as an increase or decrease to unbilled rent receivable. Percentage rents are recognized in the period in which revenue thresholds are met. Rental payments received prior to their recognition as income are classified as rent received in advance. The Company may also receive additional rent (contingent rent) under some leases when the U.S. Department of Labor consumer price index exceeds the annual minimum percentage increase in the lease. Contingent rents are recorded as billed rent revenue in the period received.

The Company begins recording base rent income from its development projects when the lessee takes physical possession of the facility, which may be different from the stated start date of the lease. Also, during construction of its development projects, the Company is generally entitled to accrue rent based on the cost paid during the construction period (construction period rent). The Company accrues construction period rent as a receivable and deferred revenue during the construction period. When the lessee takes physical possession of the facility, the Company begins recognizing the accrued construction period rent on the straight-line method over the remaining term of the lease.

Fees received from development and leasing services for lessees are initially recorded as deferred revenue and recognized as income over the initial term of an operating lease to produce a constant effective yield on the lease (interest method). Fees from lending services are recorded as deferred revenue and recognized as income over the life of the loan using the interest method.

Acquired Real Estate Purchase Price Allocation: The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141, Business Combinations. In making estimates of fair values for purposes of allocating purchase prices, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

The Company records above-market and below-market in-place lease values, if any, for its facilities which are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any resulting capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The Company amortizes any resulting capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases. Because the Company's strategy largely involves the origination of long-term lease arrangements at market rates, management does not expect the above-market and below-market in-place lease values to be significant for many anticipated transactions.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. Management also considers information obtained about each targeted facility as a result of pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which are expected to range primarily from three to eighteen months, depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired, if any, is further allocated to in-place lease values and customer relationship intangible values based on management's evaluation of the specific characteristics of each prospective tenant's lease and our overall relationship with that tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

The Company amortizes the value of in-place leases, if any, to expense over the initial term of the respective leases, which range primarily from ten to 15 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Real Estate and Depreciation: Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets, as follows:

Buildings and improvements	40 years
Tenant origination costs	Remaining terms of the related leases
Tenant improvements	Term of related leases
Furniture and equipment	3-7 years

Real estate is carried at depreciated cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives. In accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to Be Disposed Of the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets, including an estimated liquidation amount, during the expected holding periods are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less cost of disposal. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest.

Construction in progress includes the cost of land, the cost of construction of buildings, improvements and equipment, and costs for design and engineering. Other costs, such as interest, legal, property taxes and corporate project supervision, which can be directly associated with the project during construction, are also included in construction in progress.

Loans: Loans consists of mortgage loans, working capital loans and other long-term loans. Interest income from loans is recognized as earned based upon the principal amount outstanding. The mortgage loans are secured by interests in real property. The working capital and other long-term loans are generally secured by interests in receivables and corporate and individual guaranties.

Losses from Rent Receivables and Loans: A provision for losses on rent receivables and loans is recorded when it becomes probable that the receivable or loan will not be collected in full. The provision is an amount which reduces the rent or loan to its estimated net realizable value based on a determination of the eventual amounts to be collected either from the debtor or from the collateral, if any. At that time, the Company discontinues recording interest income on the loan or rent receivable from the tenant.

Net Income (Loss) Per Share: The Company reports earnings per share pursuant to SFAS No. 128, Earnings Per Share. Basic net income (loss) per share is computed by dividing the net income (loss) to common stockholders by the weighted average number of common shares and contingently issuable common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period, adjusted for the assumed conversion of all potentially dilutive outstanding shares, warrants and options.

Income Taxes: For the period from January 1, 2004 through April 5, 2004, the Company had elected Sub-chapter S status for income tax purposes, at which time the Company filed its final tax returns as a Sub-chapter S company. Since April 6, 2004, the Company has conducted its business as a real estate investment trust (REIT) under Sections 856 through 860 of the Code. In 2005, the Company filed its initial tax return as a REIT for the period from April 6, 2004, through December 31, 2004, at which time it formally made an election to be taxed as a REIT. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute to shareholders at least 90% of its ordinary taxable income. As a REIT, the Company generally is not subject to federal income tax on taxable income that it distributes to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to shareholders. However, the Company intends to operate in such a manner so that the Company will remain qualified as a REIT for federal income tax purposes. The Company's financial statements include the operations of a taxable REIT subsidiary, MPT Development Services, Inc. (MDS) that is not entitled to a dividends paid deduction and is subject to federal, state and local income taxes. MDS is authorized to provide property development, leasing and management services for third-party owned properties and makes loans to lessees and operators.

Stock-Based Compensation: The Company currently sponsors the Medical Properties Trust, Inc. 2004 Amended and Restated Equity Incentive Plan (the Equity Incentive Plan) that was established in 2004. The Company accounts for its stock option plan under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations. Under APB No. 25, no expense is recorded for options which are exercisable at the price of the Company's stock at the date the options are granted. Awards of restricted stock are amortized to compensation expense over the vesting periods, which range from three to five years, using the straight-line method. Awards of deferred stock units vest when granted and are charged to expense at the date of grant.

Fair Value of Financial Instruments: The Company has various assets and liabilities that are considered financial instruments. The Company estimates that the carrying value of cash and cash equivalents, interest receivable and accounts payable and accrued expenses approximates their fair values. The Company estimates the fair value of unbilled rent receivable based on expected payment dates, discounted at a rate which the Company considers appropriate for such assets considering their credit quality and maturity. The Company estimates the fair value of loans based on the present value of future payments, discounted at a rate which the Company considers appropriate for such assets considering their credit quality and maturity. The Company estimates that the carrying value of the Company's debt should approximate fair value because the debt is variable rate and adjusts daily with changes in the underlying interest rate index.

Reclassifications: Certain reclassifications have been made to the 2004 consolidated financial statements to conform to the 2005 consolidated financial statement presentation. These reclassifications have no impact on stockholders' equity or net income.

New Accounting Pronouncements: The following is a summary of recently issued accounting pronouncements which have been issued but not adopted by the Company at December 31, 2005, and which could have a material effect on the Company's financial position and results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, "Accounting for Stock Based Compensation". SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro-forma disclosures of fair value were required. SFAS No. 123(R) is effective for the Company on January 1, 2006. The Company does not expect SFAS No. 123(R) to have a material effect on its financial position or the results of its operations.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights". EITF Issue 04-5 will change the application of existing accounting pronouncements that govern consolidation of variable interest entities and voting interest entities when such an entity has a sole general partner and limited partners with certain rights. EITF Issue 04-5 is effective immediately for all limited partnerships formed or modified subsequent to June 29, 2005, and is effective for all other limited partnerships for the first fiscal year beginning after December 15, 2005. The Company does not expect EITF Issue 04-5 to have a material effect on its financial position or results of its operations.

In October 2005, the FASB issued FASB Staff Position (FSP) No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period". This FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP states that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. This FSP is effective for the first reporting period beginning after December 15, 2005. The Company does not expect FSP No. FAS 13-1 to have a material effect on its financial position or results of its operations.

3. Real Estate and Loans Receivable

Acquisitions

Following is a summary of the acquisitions made by the Company in 2005 and 2004, including development properties that were completed and placed in service:

Type of Facility	Location	Purchase Price or Cost of Development	Acquisition Date or Date Placed in Service
Portfolio of three rehabilitation and one long-term acute care hospitals	Bowling Green, KY Fresno, CA Marlton, NJ Kentfield, CA	$96,802,867	July 1, 2004
Portfolio of one rehabilitation and one long-term acute care hospitals	Thornton, CO New Bedford, MA	30,569,328	August 17, 2004
Community hospital	Victorville, CA	28,031,270	February 28, 2005
Long-term acute care	Covington, LA	11,510,737	June 9, 2005
Long-term acute care	Redding, CA	20,750,000	June 30, 2005
Long-term acute care	Denham Springs, LA	6,024,099	October 31, 2005
Community hospital	Chino, CA	21,059,479	November 30, 2005
Community hospital	Sherman Oaks, CA	20,032,151	December 30, 2005
Community hospital	Houston, TX	39,400,503	November 8, 2005
Medical office building	Houston, TX	17,008,873	October 7, 2005

The Company funded the 2004 acquisitions from its 2004 private placement and the 2005 acquisitions and developments from its 2004 private placement, its 2005 IPO and from borrowings on its term loan and revolving credit facility. The Company entered into 15 year leases with the operators of the facilities (with the exception of a 10 year lease of the medical office building), which in certain instances were also the sellers of the facilities. Each lease has renewal options which are generally for three five year periods. The leases also contain base rent escalation provisions based on the greater of a fixed percentage or general levels of inflation. Some leases contain provisions for the payment of percentage rents based on the tenant exceeding a certain level of revenues in their operations. Facilities with an aggregate cost of approximately $60,000,000 are subject to repurchase options starting one year after commencement of the leases.

The Company has recorded the following assets from its acquisitions in 2005 and 2004:

	2005	2004
Land	$ 10,760,000	$ 10,670,000
Buildings	92,296,506	111,387,232
Intangible lease assets	4,351,229	5,314,963
Total	$107,407,735	$127,372,195

The Company recorded amortization expense of $455,899 and $166,713 in 2005 and 2004, respectively, and expects to recognize amortization expense from existing lease intangible assets of $644,412 in each of the next five years. Capitalized lease intangibles have a weighted average remaining life of approximately 14 years.

Development Projects

In addition to properties acquired and placed in service during 2004 and 2005, the Company has the following development projects in various stages of completion at December 31, 2005 (in millions):

	Original Commitment	Cost Incurred	Remaining Commitment
North Cypress (Houston, TX) community hospital	$ 64.0	$ 22.1	$ 41.9
Bucks County, PA women's hospital and medical office building	38.0	10.0	28.0
Monroe County, IN community hospital	35.5	13.2	22.3
Total	$ 137.5	$ 45.3	$ 92.2

In June, 2005, the Company made a loan to a local operator to fund the construction and development of a community hospital (North Cypress) in Houston, Texas. The Company has the option to purchase North Cypress at the end of construction at which time the Company will enter into a 15 year lease with the operator. The Company has included this transaction in construction in progress in its consolidated balance sheet.

In each of these three development projects, the Company has 15 year leases with options to renew. During the construction period, the Company is accruing and deferring rent based on the cost paid during the construction period. The Company will recognize the accrued construction period rent, including interest on the unpaid amount, over the 15 year terms of the leases.

Leasing Operations

Minimum rental payments due in future periods under operating leases which have non-cancelable terms extending beyond one year at December 31, 2005, are as follows:

2006	$ 32,409,547
2007	33,146,411
2008	33,924,979
2009	34,729,119
2010	35,552,484
Thereafter	362,327,325
Total	$532,089,865

Loans

In conjunction with the Company's purchase of six healthcare facilities in July and August 2004, the Company also made loans aggregating $49.1 million to Vibra Healthcare, LLC (Vibra). In February, 2005, Vibra repaid $7.8 million of principal and interest, and as of December 31, 2005 the balance of the loan was $41.4 million. The Company has determined that Vibra is a variable interest entity. The Company has also determined that it is not the primary beneficiary of Vibra and, therefore, has not consolidated Vibra in the Company's consolidated financial statements. For the years ended December 31, 2005 and 2004, Vibra accounted for approximately 83% and 100%, respectively, of the Company's total revenues.

In December, 2005, the Company made a $40.0 million mortgage loan to Alliance Hospital, Ltd. (Alliance), an unrelated third party. The Alliance loan is secured by a community hospital facility located in Odessa, Texas. The loan has a term of 15 years, and provides for monthly payments of interest only during the term of the loan, with the full principal amount due at the end of the term.

The lessee of Bucks County is a newly formed entity. The Company has recorded notes receivable of $4.3 million for certain fees and deposits owed by the operator. Due to the limited equity currently invested in the operator by its owners, the Company has determined that the operator is a variable interest entity. However, the Company is not the primary beneficiary of the operator/VIE and has not consolidated the operator in the Company's financial statements. Substantially all other facilities are subject to leases that have fair value repurchase options at the end of the lease terms.

4. Debt

In December 2004, the Company closed two bank loans totaling $43.0 million to finance the construction of the Company's medical office building and community hospital development projects in Houston, Texas. The loans carry a construction period term of eighteen months, with the option to convert the loans into thirty month term loans with a twenty-five year amortization. The loans require interest payments only during the initial eighteen month term, and principal and interest payments during the optional thirty month term. The loans are secured by mortgages on the two properties which have a book value of $56.2 million at December 31, 2005. The loans bears interest at a rate of one month LIBOR plus 225 basis points (6.64% at December 31, 2005) during the construction period and one month LIBOR plus 250 basis points (6.89% at December 31, 2005) during the thirty month optional period. The loans have an aggregate balance of $35.5 million at December 31, 2005 and no balance outstanding at December 31, 2004.

In October, 2005, the Company signed a Credit Agreement for a secured revolving credit facility to replace an existing term loan. The agreement has a four year term and has an interest rate of the 30-day LIBOR plus a spread ranging from 235 to 275 basis points (7.14% at December 31, 2005) depending upon the Company's overall leverage ratio. The agreement also requires the payment of certain fees and meeting financial covenants which are typical of this type of credit agreement. The Company was in compliance with all such covenants at December 31, 2005. Outstanding balances are secured by properties which have a book value of $122.8 million at December 31, 2005. The Company may borrow up to $100.0 million depending on the value of collateral properties. The Company currently may borrow up to approximately $74.2 million, which may be increased to the maximum by substituting or by adding other properties as the Company may elect. The Company may also request to increase the available line of credit to a maximum of $175.0 million, with the payment of additional fees. The facility had a balance of $65.0 million at December 31, 2005.

5. Income Taxes

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

Total common distributions declared were $.62 per common share in 2005 and $0.21 per common share in 2004. Of the dividends declared in 2004, $0.129177 per common share is treated as ordinary income for federal income tax purposes for the year ended December 31, 2004. The remaining distribution of $0.080823 is treated as ordinary income for federal income tax purposes in the year ended December 31, 2005. Of the dividends declared in 2005, $0.536168 per common share is treated as ordinary income for federal income tax purposes for the year ended December 31, 2005. The remaining distribution of $.083832 is treated as ordinary income for federal income tax purposes in the year ending December 31, 2006.

6. Earnings Per Share

The following is a reconciliation of the weighted average shares used in net income per common share – basic to the weighted average shares used in net income per common share – assuming dilution for the years ended December 31, 2005 and 2004, respectively:

	2005	2004
Weighted average number of shares issued and outstanding	32,326,939	19,308,511
Vested deferred stock units	16,080	2,322
Weighted average shares - basic	32,343,019	19,310,833
Restricted stock awards	26,115	-
Common stock warrants	955	1,801
Weighted average shares - diluted	32,370,089	19,312,634

7. Equity Incentive Plan

The Company has adopted the Medical Properties Trust, Inc. 2004 Amended and Restated Equity Incentive Plan (the Equity Incentive Plan) which authorizes the issuance of options to purchase shares of common stock, restricted stock awards, restricted stock units, deferred stock units, stock appreciation rights and performance units. The Company has reserved 4,691,180 shares of common stock for awards under the Equity Incentive Plan. The Equity Incentive Plan contains a limit of 300,000 shares as the maximum number of shares of common stock that may be awarded to an individual in any fiscal year.

Upon their election to the board, each of our independent directors was awarded options to acquire 20,000 shares of our common stock. These options have an exercise price of $10 per option, vested one-third upon grant. The remainder will vest one-half on each of the first and second anniversaries of the date of grant, and expire ten years from the date of grant. The Company has determined that the exercise price of these options is equal to the fair value of the common stock. Accordingly, the options have no intrinsic value as that term is used in SFAS No. 123, Accounting for Stock-Based Compensation. No other options have been granted.

	Shares	Exercise Price
Outstanding at January 1, 2004	-	-
Granted	100,000	$10.00
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2004	100,000	$10.00
Granted	60,000	$10.00
Exercised	-	-
Forfeited	(60,000)	$10.00
Outstanding at December 31, 2005	100,000	$10.00
Weighted-average grant-date fair value of options granted in 2005	$1.86	

Options exercisable at December 31, 2005, are as follows:

Exercise Price	Options Outstanding	Options Exercisable	Weighted Average Remaining Contractual Life (years)
$10.00	100,000	46,666	8.8

The Company follows APB No. 25 and related Interpretations in accounting for options granted under the Incentive Plan. In accordance with APB No. 25, no compensation expense has been recognized for stock options. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods prescribed in SFAS No. 123, for the years ended December 31, 2005 and 2004, the Company's net income would have been decreased by $82,000 and $67,000, respectively, and diluted earnings per share would have been reduced by $0.01 and by no cents, respectively.

The Company uses the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma amounts above. For 2004, the following assumptions were used to derive the fair values: an option term of four to six years; no estimated volatility; a weighted average risk-free rate of return of 3.63%; and a dividend yield of 1.00%. For the 2005, the following assumptions were used to derive the fair values: an option term of four to six years; estimated volatility of 27.75%; a weighted average risk-free rate of return of 4.30%; a dividend yield of 4.80%.

In addition to these options to purchase common stock, each independent director was awarded 2,500 deferred stock units in October 2004, valued by the Company at $10.00 per unit, which represent the right to receive 2,500 shares of common stock in October 2007. In 2005, each independent director received 2,000 deferred stock units, valued by the Company at $9.68 per unit, which represent the right to receive 2,000 shares of common stock in October 2007. The Company has recognized expense of $171,750 and $125,000 for the deferred stock units awarded to its independent directors in 2005 and 2004, respectively.

In 2005, the Company awarded shares of restricted stock to employees and directors under the Equity Incentive Plan. The following is a summary of shares of restricted stock awarded in 2005:

	Shares	Weighted Average Value at Award Date
Outstanding at January 1, 2005	-	-
Awarded	678,680	$10.10
Vested	(52,220)	$10.10
Forfeited	(5,000)	$10.00
Outstanding at December 31, 2005	621,460	$10.10

The value of outstanding restricted shares is being charged to compensation expense over the vesting periods which range from three to five years. In 2005, the Company recorded compensation expense of approximately $1.2 million for these restricted share grants. For the restricted shares granted in 2005, the Company expects to record compensation expense of approximately $2.3 million in 2006.

8. Commitments and Contingencies

The Company has provided approximately $2.2 million of bank letters of credit to two municipalities as security for its obligations in two development projects. The Company has deposited an equal amount of cash in separate accounts with the bank as security for these letters of credit. The cash deposited is recorded as other assets in the consolidated balance sheet at December 31, 2005.

Fixed minimum payments due under operating leases with non-cancelable terms of more than one year at December 31, 2005 are as follows:

2006	$ 424,790
2007	432,248
2008	439,741
2009	447,270
2010	390,740
Thereafter	22,639,194
Total	$24,773,983

The total amount to be received from non-cancellable subleases at December 31, 2005, is approximately $13.8 million.

The Company is defendant in a lawsuit wherein a plaintiff has asserted breach of a consulting contract. The Company believes the allegations in the lawsuit are without merit and intends to vigorously defend itself. The Company has previously made provision in its financial statements for the amount that it believes is due under the contract and does not expect the resolution of this matter to result in additional material costs.

9. Fair Value of Financial Instruments

	December 31, 2005		December 31, 2004	
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$ 59,115,832	$ 59,115,832	$97,543,677	$ 97,543,677
Interest receivable	1,354,387	1,354,387	419,776	419,776
Straight-line rent receivable	13,477,917	8,544,257	3,206,853	1,679,450
Loans	88,205,611	97,714,785	50,224,069	50,646,695
Long-term debt	100,484,520	100,484,520	56,000,000	56,000,000
Accounts payable and accrued expenses	19,928,900	19,928,900	10,903,025	10,903,025

10. Quarterly Financial Data (unaudited)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2005 and 2004.

	For the Three Month Periods in 2005 Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 6,480,528	$ 7,241,777	$ 8,204,941	$ 9,621,953
Net income (loss)	$ 3,559,934	$ 4,379,811	$ 5,256,091	$ 6,444,511
Net income (loss) per share, basic	$ 0.14	$ 0.17	$ 0.14	$ 0.16
Weighted average shares outstanding - basic	26,099,195	26,096,021	37,606,480	39,359,578
Net income (loss) per share, diluted	$ 0.14	$ 0.17	$ 0.14	$ 0.16
Weighted average shares outstanding - diluted	26,103,259	26,110,119	37,654,576	39,382,139

	For the Three Month Periods in 2004 Ended			
	March 31	June 30	September 30	December 31
Revenues	$ -	$ -	$ 5,039,072	$ 5,854,387
Net income (loss)	$ (493,726)	$ (1,069,892)	$ 2,628,938	$ 3,511,029
Net income (loss) per share, basic	$ (0.30)	$ (0.04)	$ 0.10	$ 0.13
Weighted average shares outstanding - basic	1,630,435	24,397,524	26,082,862	26,095,362
Net income (loss) per share, diluted	$ (0.30)	$ (0.04)	$ 0.10	$ 0.13
Weighted average shares outstanding - diluted	1,630,435	24,399,813	26,085,312	26,097,812

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange under the symbol "MPW." The following sets forth the high and low sales prices for the common stock for each quarter from the initial public offering to the period ending December 31, 2005, as reported by the New York Stock Exchange Composite Tape and the dividends paid by us with respect to each such period.

Calendar Period	High	Low	Distribution
2005			
Third Quarter	11.20	9.62	0.17
Fourth Quarter	10.09	7.60	0.18

On March 24, 2006, the last reported sale price of the common shares on the New York Stock Exchange was $ 10.40. On March 24, we had approximately 31 shareholders of record.

The table below is a summary of our distributions:

Declaration Date	Record Date	Date of Distribution	Distribution per Share
February 16, 2006	March 15, 2006	April 12, 2006	$.21
November 18, 2005	December 15, 2005	January 19, 2006	$.18
August 18, 2005	September 15, 2005	September 29, 2005	$.17
May 19, 2005	June 20, 2005	July 14, 2005	$.16
March 4, 2005	March 16, 2005	April 15, 2005	$.11
November 11, 2004	December 16, 2004	January 11, 2005	$.11
September 2, 2004	September 16, 2004	October 11, 2004	$.10

MPT Corporate Headquarters
The Urban Center at Liberty Park

Corporate Office

Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
(205) 969.3755 (205) 969.3756 fax
www.medicalpropertiestrust.com

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937.5449
www.amstock.com

Executive Officers

Edward K. Aldag, Jr. | Chairman, President and Chief Executive Officer

William G. McKenzie | Vice Chairman

R. Steven Hamner | Executive Vice President and Chief Financial Officer

Emmett E. McLean | Executive Vice President,
Chief Operating Officer, Treasurer and Assistant Secretary

Michael G. Stewart | Executive Vice President, General Counsel and Secretary

Directors

Edward K. Aldag, Jr. | Chairman, President and Chief Executive Officer

William G. McKenzie | Vice Chairman

R. Steven Hamner | Executive Vice President and Chief Financial Officer

Robert E. Holmes, PhD | Dean and Professor of Management at the
University of Alabama at Birmingham Business School

G. Steven Dawson | Private Investor

Virginia A. Clarke | Partner and Head of the Real Estate Specialty Practice of Spencer Stuart

Bryan L. Goolsby | Managing Partner, Locke Liddell & Sapp LLP

L. Glenn Orr, Jr. | President and CEO of The Orr Group, LLC

Legal Counsel

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC | Birmingham, Alabama

Locke Liddell & Sapp LLP | Dallas, Texas

Independent Registered Public Accounting Firm

KPMG LLP | Birmingham, Alabama

MPW
LISTED
NYSE



Medical Properties Trust

Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
205.969.3755